EXHIBIT 99.1

China Liberal Education Holdings Limited Announces US$3 Million Private Placement

BEIJING, CHINA, February 23, 2022 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), a China-based company that provides smart campus solutions and other educational services, today announced that on February 20, 2022, it entered into a definitive subscription agreement (the “Agreement”) with Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell, 2,000,000 ordinary shares of the Company, par value $0.001 per share, for an aggregate purchase price of US$3.0 million. The Agreement and the transaction contemplated thereby have been approved by the audit committee of the Company’s board of directors.

Pursuant to the Agreement, the Company agreed to sell 2,000,000 shares of its ordinary shares, par value $0.001 per share, at a purchase price of $1.50 per share. The Company intends to use the proceeds for its working capital and general corporate purposes.

The ordinary shares sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The offer and sale of the Company’s ordinary shares under the Agreement was made as part of an “offshore transaction” and there was no “directed selling efforts” in the United States and, as such, such offer and sale falls under an exemption provided under Regulation S from the Section 5 registration requirements of the Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

For further details of this transaction, please see the Form 6-K filed with the SEC on February 23, 2022.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a "smart campus"; and tailored job readiness training to graduating students. For more information, please visit the company's website at ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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